1Q 2026 Results

LATAM delivers 19.8% adjusted operating margin and US$576 million in net income, on the back of 10.4% capacity growth, sustained by the strength of its business model

Santiago, Chile, May 5, 2026 – LATAM Airlines Group S.A. (NYSE: LTM; SSE: LTM) announced today its consolidated financial results for the first quarter ending March 31, 2026. References to "LATAM", "LATAM Airlines Group", the “Company” or the "parent company" pertain to LATAM Airlines Group S.A., and references to “LATAM group,” “we,” “us,” “our,” or the “group” refer to LATAM Airlines Group S.A. and its consolidated affiliates, both passenger and cargo affiliates. LATAM prepares its financial statements under IFRS as issued by the IASB, however, for ease of presentation and comparison, the Income Statement in this report is presented in an adapted US Format. On some occasions, adjustments to these Income Statement figures are made for Special Items. A table reconciling the figures adjusted for Special Items to their as-reported IFRS figures can be found at the end of the report. All figures in this report are expressed in U.S. dollars. Percentages and certain U.S. dollar, Chilean peso and Brazilian real amounts contained in this report have been rounded for ease of presentation. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding. The Brazilian real / U.S. dollar average exchange rate for the quarter was BRL 5.27 per USD (compared to BRL 5.85 per USD in 1Q 2025).

HIGHLIGHTS

Key Financial Results and Indicators	1Q26	1Q25	Var.
Total Revenues (US$ million)	4,151	3,411	+21.7%
Adjusted EBITDA (US$ million)	1,315	962	+36.7%
Adjusted EBITDA Margin	31.7%	28.2%	+3.5pp
Adjusted Operating Income (US$ million)	823	573	+43.5%
Adjusted Operating Margin	19.8%	16.8%	+3.0pp
Net Income attributable to owners of the parent company (US$ million)	576	355	+62.1%
Net Income Margin	13.9%	10.4%	+3.5pp
Diluted Earnings per ADS (US$)	2.01	1.18	+70.7%
Passenger RASK (US$ cents)	8.0	7.1	+12.7%
Adjusted Passenger CASK ex-fuel (US$ cents)	4.5	4.0	+12.0%
Key Financial Results and Indicators	1Q26	4Q25	Var.
Total liquidity[1] (US$ million)	4,116	3,725	+10.5%
Adj. Net Leverage (Net Debt / LTM Adj. EBITDA)	1.3x	1.5x	-0.13x

 1. Liquidity is defined as Cash and Cash Equivalents and undrawn, committed revolving credit facilities.

•LATAM group increased capacity by 10.4% and transported 22.9 million passengers during the first quarter of 2026, a 9.1% increase versus the same period of 2025, driven by the performance of the international segment and LATAM Airlines Brazil's domestic market. The group achieved a solid consolidated load factor of 85.3%, reflecting its ability to execute a strategy that captures passenger preference in a high-demand summer season in the Southern Hemisphere.

•LATAM group's cargo affiliates transported over 250 thousand tons of cargo during the quarter, a 3.1% increase versus the same period of 2025. Specifically during the Valentine's Day flower season, the cargo affiliates led in the transportation of flowers from Colombia and Ecuador to the United States for the fourth consecutive year. Notably, the cargo operations reached an all-time high cargo Net Promoter Score (NPS) of 67 points in the first months of the year, demonstrating a strong and improving level of client preference.

•The Company has replaced its full-year 2026 guidance with a more focused set of metrics, reflecting a higher jet-fuel price and updated Brazilian real exchange rate assumptions.

•In March, Moody’s revised LATAM’s credit rating outlook from neutral to positive and in April, Fitch reaffirmed its rating and positive outlook. With this, all international credit rating agencies maintain a positive outlook and ratings aligned at BB/Ba2 on the Company, underscoring LATAM’s strengthened credit profile.

•At the Ordinary Shareholders' Meeting held on April 23, 2026, LATAM's shareholders approved a final dividend equivalent to 30% of 2025 net income, totaling approximately US$438 million. Of these, US$400 million had already

1Q 2026 Results

been distributed through interim dividends in December 2025. In addition, shareholders elected a new Board of Directors, which will serve for a period of two years.

•During the first quarter, LATAM group achieved a 4-star rating in the Skytrax World Airline Star Rating, becoming the first airline in Latin American history to reach this global standard, which recognizes the consistent quality of the travel experience at every stage, from digital interaction and airport processes to in-flight service.

•LATAM Airlines Group was recognized for the second year in a row as the most sustainable airline group in the Western Hemisphere and fifth in the world by S&P Global. This recognition, together with the inclusion into the S&P Global's Sustainability Yearbook, reflect the efforts made towards LATAM group becoming a contributor to the regions in which it operates, generating a positive tangible impact on ecosystems and people's quality of life.

•On April 22, 2026, LATAM Airlines Brasil and Delta Air Lines, Inc. announced a long-term commercial agreement for maintenance, repair and overhaul (MRO) services in Sao Carlos (Sao Paulo), Brazil, focused on A320 family component repair. This initiative builds on the existing Joint Venture relationship between Delta and the LATAM group, marking a new phase in their technical collaboration and reinforcing a strong track record of operational and engineering cooperation.

MANAGEMENT COMMENTS - FIRST QUARTER 2026

The first quarter of 2026 was characterized by strong operational and financial performance for LATAM, reflecting the continued execution of its profitable growth strategy. This performance marks the group’s best quarterly results in its history, supported by its ability to capture demand during the high summer season, particularly across the international segment and LATAM Airlines Brazil domestic market. This was complemented by disciplined capacity allocation and the consistent commitment of the group’s employees, while the diversified and expanding network and continued focus on operational execution reinforce the strengths of the unique business model LATAM has built over the years.

Product differentiation, customer preference and premium revenues were key drivers of LATAM’s performance, accompanied by robust booking trends. The premium segment continued to gain relevance, with premium revenues increasing 28% year-over-year, highlighting the group's ability to capture higher-value demand through a consistently enhanced customer offering. As a result, LATAM's premium revenues reached 27% of passenger revenues.

Demand across LATAM group’s markets remained strong throughout the period, even as necessary fare adjustments began to reflect a higher fuel cost environment. Booking patterns and visibility continue to show strength across markets in the short term. This highlights both the resilience of demand and a continued willingness to pay for the LATAM product. Premium cabins, corporate demand and international operations remain key contributors to revenue quality, supporting LATAM’s ability to sustain positive margins in a more challenging environment.

“LATAM began 2026 maintaining the momentum from 2025 and further consolidating its financial performance, with sustained growth in revenues, margins, and cash generation. This strength, supported by a diversified network, continued progress in the premium segment, and an efficient cost structure, provides the flexibility needed to manage fuel volatility and uncertainty for the remainder of the year.”said Ricardo Bottas, CFO of LATAM Airlines Group.

The quarter was marked by a significant increase in jet fuel prices in March, driven by the geopolitical conflict in the Middle East and rising global uncertainty. The price of fuel increased sharply compared to the beginning of the year, at times more than doubling. Due to the timing of fuel consumption, price lagging mechanisms, and partial hedges, however, this increase is not materially reflected in the first quarter financial results. The estimated impact is approximately US$40 million.

LATAM expects additional fuel expenses of more than US$700 million1 for 2Q26 at an assumed jet fuel price of US$170 per barrel. The impact over margins and cash flows is expected to be partially offset by a group of actions taken since the beginning of the conflict, including revenue actions, targeted capacity adjustments, additional cost control initiatives, finance and working capital liquidity measures, as well as LATAM’s hedging policy. In terms of outlook for the second quarter, despite the significant fuel impact, LATAM expects to deliver a mid-to-low single-digit adjusted operating margin. All these elements together are considered in the New 2026 Guidance.

In this context, LATAM’s strong balance sheet and liquidity position provide the flexibility to absorb fuel price volatility, continue investing in the business, and manage uncertainty while maintaining operational and financial discipline. This financial strength is complemented by an extensive network, a diversified revenue base with growing contributions from
1 Estimation calculated as the differential between prior guidance fuel assumption of US$90 per barrel and new guidance assumption of US$170 per barrel.

1Q 2026 Results

premium segments, and the scale of its loyalty program, which continues to deepen customer engagement across the region. Together with a differentiated value proposition and a relentless focus on cost efficiency, these structural strengths enable LATAM's active management of external pressures while sustaining a consistent, high-quality customer experience and reinforcing its long-term commitment to the region. LATAM approaches the coming months with confidence, supported by its experience in navigating volatility and the robustness of its business model, while maintaining a prudent stance in light of a still challenging and dynamic macroeconomic environment.

MANAGEMENT DISCUSSION AND ANALYSIS OF FIRST QUARTER 2026 RESULTS

Total operating revenues amounted to US$4,151 million in the first quarter, an increase of 21.7% compared to the same period of 2025, explained by a 24.4% increase in passenger revenues and a 3.4% increase in cargo revenues. For the first quarter of 2026, passenger and cargo revenues represented 88.2% and 10.1% of total operating revenues, respectively.

•Passenger revenues amounted to US$3,661 million in the first quarter, increasing 24.4% versus the same period of 2025. Passenger unit revenue (PRASK) reached US$8.0 cents, representing a 12.7% increase versus the same period of 2025, demonstrating the group's ability to expand capacity by 10.4% while capturing strong yield performance across the network and premium segment.

•Cargo revenues amounted to US$419 million in the first quarter, increasing 3.4% versus the same period of 2025, driven by a 6.9% increase in capacity (ATKs) and a stable yield environment. The group transported 251 thousand tons, up 3.1%, reflecting continued strength in the freighter network and belly operations.

•Other income amounted to US$70 million in the first quarter, up 13.0%, driven by an increase in the LATAM Travel business and higher loyalty mile redemptions for non-airline products business.

Total adjusted operating expenses reached US$3,328 million in the first quarter of 2026, up 17.3% versus 1Q25, driven by the 10.4% capacity expansion and the appreciation of local currencies, mainly the Brazilian real (BRL), which strengthened by approximately 10%, and the Chilean peso (CLP), which appreciated by 8%, versus the U.S. dollar. Adjusted passenger CASK ex-fuel rose 12.0% to US$4.5 cents in the quarter, with local currency appreciation contributing approximately US$0.2 cents to the increase. The group maintained strong cost discipline while investing in commercial and operational capabilities to support sustained growth.

The changes in adjusted operating expenses during the quarter were mainly explained by:

•Wages and benefits rose 26.9% year-over-year, driven by a 7.4% increase in the average workforce to 41,718 employees and the appreciation of the Brazilian real and Chilean peso against the U.S. dollar. Despite the increase, the group has demonstrated its ability to continue enhancing its operational efficiency.

•Aircraft fuel costs increased 6.5% versus the same period of 2025, driven by a 10.1% increase in fuel consumption associated with the expansion of operations, while partially offset by lower fuel prices. The average fuel price (including hedge) decreased 3.3% to US$113.8 per barrel. Elevated jet fuel market prices are not yet fully reflected in LATAM’s fuel expenses due to pricing lags driven by regional supply structures, which typically result in a 20–30 day delay between market prices and fuel prices paid by LATAM. The estimated impact is approximately US$40 million for the first quarter.

•Commissions to agents increased 53.1% compared to 1Q25, reflecting the group's strong commercial momentum with passenger revenues growing 24.4% and PRASK expanding 12.7%. The increase was driven by higher sales volumes through indirect channels, greater international segment activity, and a strong yield environment resulting in higher commission payments.

•Depreciation and amortization increased 26.6% versus 1Q25, primarily due to a higher average number of aircraft in the fleet. During the first quarter of 2026, LATAM group operated an average of 373 aircraft, up from 347 aircraft in the same period last year. The increase also reflects the incorporation of newer and higher-value aircraft as part of the fleet renewal strategy.

1Q 2026 Results

•Other rental and landing fees increased 18.5% year-over-year, mainly driven by higher operational activity and the appreciation of local currencies, particularly the Brazilian real, in addition to the positive effect of the reversal of certain provisions in the first quarter of 2025.

•Passenger services expenses rose 32.8% versus the same period of 2025, driven by growth in international passenger traffic and a growing premium traveler segment.

•Maintenance expenses totaled US$227 million, corresponding to a 22.1% increase versus 1Q25, mainly driven by increased operational activity, fleet expansion, and a US$32 million positive impact related to the early termination of operating lease contracts for six aircraft recorded in the first quarter of 2025, resulting in a lower base of comparison.

•Other operating expenses increased 12.1% compared to 1Q25, and amounted to US$378 million. This increase was primarily driven by higher operating capacity, followed by the appreciation of local currencies against the U.S. dollar. These effects were accompanied by continued strategic investments in technology platforms and commercial capabilities.

•Other gains and losses totaled a US$7 million loss for the first quarter, explained by labor contingencies in Argentina.

Non-operating results

•Interest income amounted to US$37 million in the quarter, increasing US$3 million year-over-year due to higher average cash balances compared to 1Q25.

•Interest expense increased 8.1% versus 1Q25, to US$164 million. This was mainly driven by the incorporation of new fleet, partially offset by a reduction in the cost of debt following the liability management exercise completed in the third quarter of 2025.

•Foreign exchange gains and losses amounted to US$54 million in losses in the first quarter of 2026, primarily driven by the appreciation of the Brazilian real from BRL 5.50 per USD on December 31, 2025 to BRL 5.19 per USD on March 31, 2026.

•Result of indexation units totaled US$0.34 million in the quarter.

•Net income attributable to the owners of the parent company during the quarter amounted to US$576 million, an increase of 62.1% year-over-year. Net income attributable to owners of the parent company serves as the basis for calculating dividend distributions.

1Q 2026 Results

LIQUIDITY AND FINANCING

In the quarter, LATAM Airlines Group generated US$391 million in cash, including the payment of US$89 million related to the interim dividend approved in December 2025. LATAM ended the period with cash and cash equivalents of US$2,541 million (+18.2% vs December 31, 2025). Additionally, LATAM has US$1,575 million in available and fully undrawn revolving credit facilities (“RCF”). Liquidity as a percentage of revenues of last twelve months stood at 27.0%.

At the end of 1Q 2026, LATAM had a financial debt of US$4.4 billion and lease liabilities of US$4.0 billion, resulting in a total accounting debt of US$8.4 billion and net debt of US$5.9 billion. Additionally, LATAM's adjusted net leverage stood at 1.3x versus 1.5x at the end of 2025.

Debt Composition	Nominal Debt (million)	Accounting Debt (million)	Interest Rate	Maturity
2030 Senior Secured Notes	US$1,400	US$1,427	7.875%	2030
2031 Senior Secured Notes	US$800	US$800	7.625%	2031
Spare Engine Facility	US$275	US$276	Term SOFR 3M + 2.1%	2028
UF Bond	US$161	US$163	UF + 2.0%	2042
Fleet Financial Debt	US$1,749	US$1,749	5.35%	—
Total Financial Debt	US$4,386	US$4,415	6.57%	—

1Q 2026 Results

MARKET RISKS MANAGEMENT

Fuel price risk

LATAM’s fuel hedging policy has the main objective of protecting against medium-term liquidity risk from fuel price increases, while benefiting from fuel price reductions. It seeks to provide stability amid normalized volatility of jet fuel prices. Accordingly, LATAM hedges a portion of its estimated fuel consumption with a strategy based on the projected booking curve and pass-through capacity, managing this exposure over the next 12 months. LATAM hedges on jet fuel directly, via US Gulf Coast 54, utilizing asymmetric hedge instruments (generally capped collars) that provide protection within a limited range against higher prices, while allowing participation from declining fuel prices. During 1Q26, LATAM recognized gains of US$24.5 million for fuel hedging net of premiums (vs losses for US$2.2 million in 1Q25).

All hedges contracted prior to the start of the conflict in the Middle East followed this asymmetric protection within a range through traditional hedging structures, such as capped collars. Given the context of abnormally elevated jet fuel prices and seeking additional protection from further elevated fuel prices, LATAM supplemented its hedge positions with additional short-term instruments for 2Q and 3Q of 2026, through call options that provide unlimited protection for scenarios of significantly elevated prices and additional shocks.

Hedge positions per quarter for the next 12 months, as of April 30, 2026, are shown in the table below:

Fuel hedging	2Q26	3Q26	4Q26	1Q27
Hedges as percentage of estimated fuel consumption
Hedges contracted before the conflict (collar structures)[1]	44%	31%	22%	5%
Hedges contracted after the conflict (call options)[2]	16%	8%	0%	0%
Total estimated fuel consumption hedged	60%	39%	22%	5%
1Considering the forward curve for jet fuel prices, as of April 30, 2026, all the collar contracts are "in the money". For a better understanding of the effects of jet fuel price variations on LATAM’s financial results, please refer to Note 3 of the Financial Statements or Item 11 of the annual report on form 20-F for 2024 and 2025, which include a sensitivity analysis of jet fuel price fluctuations, net of hedges.
2Considering the forward curve for jet fuel prices as of April 30, 2026, most of the call options contracts are "in the money".

Exchange rate risk

LATAM’s foreign exchange risk mainly comes from operations in currencies other than its functional currency, the US dollar. The largest operational cash flow exposure comes from the concentration of businesses in Brazil by LATAM Airlines Brazil, which are mostly denominated in Brazilian real. To a lesser degree, LATAM is also exposed to other currencies like the Euro, British pound, and several Latin American currencies. BRL cash flow hedge positions per quarter for the next months, as of April 30, 2026, are shown in the table below:

FX hedging (BRL)	2Q26	3Q26	4Q26	1Q27
Hedge positions
Estimated cash flow mismatch hedged	58%	50%	27%	0%

1Q 2026 Results

LATAM FLEET PLAN

LATAM group’s fleet consists of 295 Airbus narrow-body aircraft, 3 Airbus wide-body aircraft under short-term leases, 57 Boeing wide-body aircraft and 20 Boeing cargo freighters, totaling 375 aircraft. During the first quarter, the group received 3 A321Neo and 1 A320 CEO, and expects the delivery of 37 aircraft through the remainder of the year. Additionally, the group has incorporated into its order book and upcoming deliveries three Boeing 787-9 aircraft, two arriving in 2027 and one in 2028.

As of the date of publication, LATAM group has fleet commitment agreements with Airbus, Boeing, and Embraer for new aircraft. Additionally, the group has signed several contracts with lessors to receive narrow-body aircraft and Boeing wide-body aircraft in the coming years, as detailed below:

Fleet Plan	1Q26	Projected as of the end of each year
		2026	2027	2028
Passenger Aircraft
Narrow Body
Airbus Ceo Family	223	223	210	198
Airbus Neo Family	72	94	109	144
Embraer E2 Family		12	24	24
Total NB	295	329	343	366

Wide Body
Boeing 787	38	41	43	50
Other	22	21	19	19
Total WB	60	62	62	69

TOTAL	355	391	405	435

Cargo Aircraft
Boeing 767-300F	20	19	19	19
TOTAL	20	19	19	19

TOTAL FLEET (end of the period)	375	410	424	454

AVERAGE FLEET	373	388	419	435

Note: This fleet plan considers LATAM group's best estimates for committed arrivals, current decisions regarding aircraft sales, retirements and lease extensions. In the Financial Statements, Note 13 describes the aircraft that are currently held for sale.

1Q 2026 Results

2026 GUIDANCE

Considering the conflict in the Middle East and its impact on the macroeconomic and geopolitical global scenario, the current environment remains highly uncertain and difficult to forecast, particularly given elevated jet fuel prices, which may impact passenger and cargo demand.

While the previous 2026 guidance assumed an average jet fuel price of US$90 per barrel, more reasonable assumptions suggest a higher value. We assume US$170 for 2Q26, US$170 for 3Q26, and US$150 for 4Q26 per barrel, respectively. Another important update to the New 2026 Guidance assumptions was the revision to the exchange rate forecast for Brazil, from 5.5 to 5.15 (BRL/USD), which alongside the appreciation of other local currencies, drives the upward change to Adjusted Passenger CASK ex fuel.

As a result of market volatility and uncertain times, the Company is replacing the prior 2026 guidance with a set of key financial metrics that include Adj. Passenger CASK ex fuel, Adj. EBITDA, Liquidity and Adj. Net leverage. This guidance and its format may be revised or withdrawn depending on the development of external conditions and/or macroeconomic volatility.

Guidance for the full year 2026

For reference and comparison only, LATAM's prior guidance is presented below alongside the New 2026 Guidance.

Guidance	Prior 2026E (December 3, 2025)			New 2026 Guidance (May 5, 2026)
Adjusted Passenger CASK ex fuel[1] (US$ cents)	4.30	-	4.50	4.50	-	4.70
Adjusted EBITDA[2] (US$ billion)	4.20	-	4.60	3.80	-	4.20
Liquidity[3] (US$ billion)	>5.0			≥4.5
Total Net Debt4/Adjusted EBITDA[2] (x)	≤1.4x			≤1.8x

Assumptions
Average exchange rate (BRL/USD)	5.5			5.15
Jet fuel price[5] (US$/bbl)	90			Q2:170 | Q3:170 | Q4:150

1) Adjusted CASK ex-fuel includes adjustments to add back the effect of other gains and losses and employee compensations associated with the Corporate Incentive Plan. Adjusted Passenger CASK ex fuel is further adjusted to exclude cargo costs associated with belly and freighter operations.
2) Adjusted EBITDA excludes other gains and losses and employee compensations associated with the Corporate Incentive Plan, and is further adjusted to exclude foreign exchange gains and results of indexation units.
3) Liquidity is defined as Cash and Cash Equivalents and undrawn, committed revolving credit facilities. Assumes a minimum statutory dividend distribution equivalent to 30% of net income.
4) Total Net Debt includes operating lease liabilities, finance leases and other financial debt, and net of Cash and Cash Equivalents. Assumes a minimum statutory dividend distribution equivalent to 30% of net income.
5) The jet fuel price projection does not include into-wing cost.

Note on forward-looking assumptions, outlooks and expectations are not facts but rather a good faith estimate of reality based on selected information believed to be reasonable. However, reality may differ from assumptions, outlooks and expectations. This report also contains forward-looking statements. Such statements may contain words such as “could,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM's current plans, estimates and projections and, therefore, you should not place undue reliance on such statements or the estimates arising from them. Forward-looking statements involve known and unknown inherent risks, uncertainties and other factors, many of which are beyond LATAM's control and are difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statements. The financial information contained herein does not constitute or replace in any way the submission of the corresponding financial statements of the Commission for the Financial Market (CMF) and the market, in terms of their content requirements, applicable procedures and deadlines of submission corresponding to the CMF in accordance with current regulations. These factors and uncertainties include in particular those described in documents we have filed with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update any of them, whether as a result of new information, future events or any other factor. Our results may not be indicative of future performance, which remains subject to a number of uncertainties, including the risks disclosed in our annual report on Form 20-F, which was filed on March 3, 2026, and in our Annual Integrated Report filed April 2026, and especially the risks and uncertainties associated with global developments, including the conflicts in the Middle East. In addition, as disclosed in our annual report on Form 20-F, our business is seasonal and our passenger revenues are generally higher in the first and fourth quarters of each year, during the Southern Hemisphere’s spring and summer. Finally, demand for air travel and cargo services is influenced by a number of factors beyond our control, including global, regional and national political and socioeconomic developments as well as changes in our competitive landscape, all of which could have a material impact on our ability to achieve the guidance disclosed herein.

1Q 2026 Results

FINANCIAL STATEMENTS PUBLICATION AND CONFERENCE CALL

LATAM Airlines Group S.A. filed its financial statements for the period ended March 31, 2026 with the Comisión para el Mercado Financiero (CMF) of Chile on May 5, 2026. These financial statements are available in Spanish and English at ir.latam.com For further inquiries, please contact the Investor Relations team at InvestorRelations@latam.com.

The Company will hold a conference call to discuss the first quarter 2026 financial results on May 6, 2026, at 8:00 am ET /Santiago.

Webcast Link: Click here
Participant Call Link: Click here

About LATAM Airlines Group S.A.:

LATAM Airlines Group S.A. and its affiliates are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to / from Europe, the United States, Oceania, Africa and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A321Neo, A320, A320Neo, and A319 aircraft. Additionally, the Airbus 330, operated under short-term leases, is also part of the current operations.

LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group cargo subsidiaries. In addition to having access to the bellies of the passenger affiliates's aircraft, they have a fleet of 20 freighters. They operate on the LATAM group network as well as international routes that are exclusively operated by freighters. They offer modern infrastructure, a wide variety of services and protection options to meet all customer needs.

For LATAM press inquiries, please write to comunicaciones.externas@latam.com. Additional financial information is available at ir.latam.com.

1Q 2026 Results

LATAM Airlines Group S.A.
Consolidated Operational Statistics

	For the three month period ended March 31
	2026	2025	% Change

System
Costs per ASK (US$ cents)	7.3	6.9	6.1%
Adjusted Costs per ASK (US$ cents)	7.3	6.9	6.3%
Costs per ASK ex fuel (US$ cents)	5.1	4.6	11.1%
Adjusted Costs per ASK ex fuel (US$ cents)	5.0	4.5	11.4%
Adjusted Passenger CASK ex fuel (US$ cents)	4.5	4.0	12.0%
Fuel Gallons Consumed (millions)	383	348	10.1%
Fuel Gallons Consumed per 1,000 ASKs	8.4	8.4	(0.2%)
Fuel Price (with hedge) (US$ per gallon)	2.71	2.80	(3.3%)
Fuel Price (with hedge) (US$ per barrel)	113.8	117.6	(3.3%)
Fuel Price (without hedge) (US$ per gallon)	2.77	2.79	(0.8%)
Fuel Price (without hedge) (US$ per barrel)	116.3	117.2	(0.8%)
Average Trip Length (km)	1.698	1.640	3.5%
Total Number of Employees (average)	41,718	38,827	7.4%
Total Number of Employees (end of the period)	42,082	39,005	7.9%

Passenger
ASKs (millions)	45,539	41,257	10.4%
RPKs (millions)	38,845	34,383	13.0%
Passengers Transported (thousands)	22,880	20,968	9.1%
Load Factor (based on ASKs) %	85.3%	83.3%	2.0pp
Yield based on RPKs (US$ cents)	9.4	8.6	10.1%
Revenues per ASK (US$ cents)	8.0	7.1	12.7%

Cargo
ATKs (millions)	2,155	2,016	6.9%
RTKs (millions)	1,097	1,068	2.7%
Tons Transported (thousands)	251	244	3.1%
Load Factor (based on ATKs) %	50.9%	53.0%	(2.1pp)
Yield based on RTKs (US$ cents)	38.2	38.0	0.7%
Revenues per ATK (US$ cents)	19.5	20.1	(3.3%)

Note: Adjusted figures include adjustments to add back the effect of other gains and losses, variable Aircraft Rental expenses (non-cash P&L effect) and employee compensation associated with the Corporate Incentive Plan. Adjusted Passenger CASK ex fuel also excludes cargo costs associated with belly and freighter operations.

1Q 2026 Results

LATAM Airlines Group S.A.
Consolidated Financial Results for the First Quarter 2026 (in thousands of US Dollars)

	For the three month period ended March 31
	2026	Adjustments	2026 Adjusted	2025 Adjusted	% Change
REVENUE
Passenger	3,661,203	—	3,661,203	2,942,889	24.4%
Cargo	419,414	—	419,414	405,589	3.4%
Other Income	70,175	—	70,175	62,123	13.0%
TOTAL OPERATING REVENUE	4,150,792	—	4,150,792	3,410,601	21.7%
EXPENSES
Wages and Benefits	(549,842)	4,188	(545,654)	(430,139)	26.9%
Aircraft Fuel	(1,036,940)	—	(1,036,940)	(973,963)	6.5%
Commissions to Agents	(82,166)	—	(82,166)	(53,651)	53.1%
Depreciation and Amortization	(492,256)	—	(492,256)	(388,902)	26.6%
Other Rental and Landing Fees	(453,852)	—	(453,852)	(383,096)	18.5%
Passenger Services	(111,999)	—	(111,999)	(84,351)	32.8%
Aircraft Maintenance	(227,255)	—	(227,255)	(186,063)	22.1%
Other Operating Expenses	(378,147)	—	(378,147)	(337,205)	12.1%
Other gains/(losses)	(7,012)	7,012	—	—	n.m
TOTAL OPERATING EXPENSES	(3,339,469)	11,200	(3,328,269)	(2,837,370)	17.3%
OPERATING INCOME/(LOSS)	811,323	11,200	822,523	573,231	43.5%
Operating Margin	19.5%	0.3pp	19.8%	16.8%	3.0pp
Interest Income	36,991	—	36,991	33,057	11.9%
Interest Expense	(164,006)	—	(164,006)	(151,725)	8.1%
Foreign exchange gains	(54,146)	54,146	—	—	n.m
Result of indexation units	340	(340)	—	—	n.m
INCOME/(LOSS) BEFORE TAXES	630,502	65,006	695,508	454,563	53.0%
Income Taxes	(52,811)	—	(52,811)	(7,606)	594.3%
NET INCOME/(LOSS)	577,691	65,006	642,697	446,957	43.8%
Attributable to:
Owners of the parent company	575,989	65,006	640,995	445,608	43.8%
Non-controlling interest	1,702	—	1,702	1,349	26.2%
NET INCOME/(LOSS) attributable to the owners of the parent company	575,989	65,006	640,995	445,608	43.8%
Net Margin attributable to the owners of the parent company	13.9%	1.6pp	15.4%	13.1%	2.4pp
Effective Tax Rate	(8.4%)	0.8pp	(7.6%)	(1.7%)	-5.9pp
Financial Metrics for the First Quarter 2026
	For the three month period ended March 31
	2026		2025		Change (%)
Diluted Earnings per ADS (US$)	2.01		1.18		70.7%
Diluted Earnings per Share (US$)	0.001003		0.000588		70.7%
Adjusted EBITDA (in thousands of US Dollars)	1,314,779		962,133		36.7%
Adjusted EBITDA Margin	31.7%		28.2%		3.5pp

Note: Adjustments include adjustments to add back the effect of other gains and losses, employee compensation associated with the Corporate Incentive Plan, foreign exchange gains and results of indexation units.

1Q 2026 Results

LATAM Airlines Group S.A.
Consolidated Balance Sheet (in thousands of US Dollars)

	As of March 31,	As of December 31,
	2026	2025

Assets
Cash and cash equivalents	2,540,752	2,150,113
Other financial assets	128,268	70,544
Other non-financial assets	250,135	236,071
Trade and other accounts receivable	1,475,230	1,381,869
Accounts receivable from related entities	17	7
Inventories	524,000	458,566
Current tax assets	122,587	75,704
Total current assets other than non-current assets (or disposal groups) classified as held for sale	5,040,989	4,372,874

Non-current assets (or disposal groups) classified as held for sale	10,338	10,338

Total current assets	5,051,327	4,383,212

Other financial assets	47,721	52,139
Other non-financial assets	97,639	93,517
Accounts receivable	13,671	13,950
Intangible assets other than goodwill	1,190,530	1,129,961
Property, plant and equipment	12,286,964	11,947,014
Deferred tax assets	21,345	21,098
Total non-current assets	13,657,870	13,257,679
Total assets	18,709,197	17,640,891

Liabilities and shareholders' equity
Other financial liabilities	857,830	745,303
Trade and other accounts payables	2,678,881	2,684,846
Accounts payable to related entities	6,538	7,707
Other provisions	7,470	8,413
Current tax liabilities	65,200	31,950
Other non-financial liabilities	3,903,864	3,816,175
Total current liabilities	7,519,783	7,294,394

Other financial liabilities	7,541,914	7,343,223
Accounts payable	486,132	471,208
Other provisions	702,995	674,611
Deferred tax liabilities	352,721	338,674
Employee benefits	178,949	181,579
Other non-financial liabilities	—	—
Total non-current liabilities	9,262,711	9,009,295
Total liabilities	16,782,494	16,303,689

Share capital	4,418,110	4,418,110
Retained earnings	2,573,472	2,170,280
Treasury Shares	—	—
Other equity	39	39
Other reserves	(5,057,155)	(5,242,835)
Parent’s ownership interest	1,934,466	1,345,594
Non-controlling interest	(7,763)	(8,392)
Total equity	1,926,703	1,337,202
Total liabilities and equity	18,709,197	17,640,891

1Q 2026 Results

LATAM Airlines Group S.A.
Consolidated Statement of Cash Flow – Direct Method (in thousands of US Dollars)

	As of March 31,	As of March 31,
	2026	2025

Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services	4,337,759	3,458,397
Other cash receipts from operating activities	66,815	49,260

Payments for operating activities
Payments to suppliers for the supply goods and services	(2,622,467)	(2,205,100)
Payments to and on behalf of employees	(661,012)	(473,786)
Other payments for operating activities	(145,103)	(117,481)
Income taxes (paid)	(53,407)	(21,993)
Other cash inflows (outflows)	10,570	(10,952)

Net cash (outflow) inflow from operating activities	933,155	678,345

Cash flows from investing activities
Amounts raised from sale of property, plant and equipment	—	27,031
Purchases of property, plant and equipment	(319,981)	(370,271)
Purchases of intangible assets	(25,038)	(25,105)
Interest received	34,212	31,028
Other cash inflows (outflows)	23,591	14,129

Net cash (outflow) inflow from investing activities	(287,216)	(323,188)

Cash flows inflow (out flow) from financing activities
Amounts raised from long-term loans	114,000	49,500
Loans repayments	(61,796)	(67,223)
Payments of lease liabilities	(117,796)	(90,120)
Dividends paid	(89,293)	(304)
Interest paid	(132,681)	(90,669)
Other cash (outflows) inflows	(3,118)	(880)

Net cash inflow (outflow) from financing activities	(290,684)	(199,696)

Net (decrease) increase in cash and cash equivalents before effect of exchanges rate change	355,255	155,461
Effects of variation in the exchange rate on cash and cash equivalents	35,384	33,050
Net (decrease) increase in cash and cash equivalents	390,639	188,511

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	2,150,113	1,957,788

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	2,540,752	2,146,299

1Q 2026 Results

LATAM Airlines Group S.A.
Adjusted Free Cash Flow (in thousands of US Dollars)

Adjusted Free Cash Flow	For the three month period ended March 31
	2026	2025

Adjusted EBITDA	1,314,779	962,133

Changes in working capital	(245,138)	(229,489)
Cash taxes	(53,407)	(21,993)
Operating lease payments	(192,475)	(156,528)
Interest Income	34,212	31,028
Adj. Operating cash flow	857,971	585,151

Maintenance CapEx	(167,318)	(128,069)
CapEx for growth & Fleet CapEx Net of Financing	(123,189)	(235,984)
Adj. Investment cash flow *	(290,507)	(364,053)

Adj. Unlevered FCF	567,464	221,098
Interest on financial debt	(37,899)	(7,906)
Interest on finance leases	(20,103)	(16,355)
Adj. Levered FCF	509,462	196,837

Finance lease amortization	(61,796)	(67,223)
Non-Fleet Financial debt net amortization	—	—
Dividends paid	(89,293)	(304)
Other (Incl. Asset Sale, Fx and others)	32,266	59,201
Share repurchases	—	—
Adj. Financing & Others cash flow	(176,825)	(32,587)
Change in cash	390,639	188,511

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	2,150,113	1,957,788
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	2,540,752	2,146,299

Fleet Cash Cost	(261,879)	(230,001)

*Adjusted Investment cash flow is equivalent to total CapEx net of financing. A reconciliation table can be found on page 18.

Notes:

1) Adjusted EBITDA includes adjustments to add back the effect of other gains and losses, employee compensation associated with the Corporate Incentive Plan, foreign exchange gains and results of indexation units.
2) Operating lease payments include and Operational Leases under IFRS 16 including amortization and interest (both fleet and non-fleet).
3) Maintenance CapEx primarily includes engine shop visits, aircraft c-checks and restocking of parts for existing operation, as well as CapEx associated with fleet projects that do not contribute additional capacity to the group's operations or add new features to the existing offered product.
4) Growth & Fleet CapEx (net of financing) includes CapEx associated with additional spare parts and engines, engine shop visits, aircraft c-checks and restocking of parts for additional operation, PDPs, fleet projects that contribute additional capacity or new features to the existing offered product and certain other strategic projects that add value, and fleet arrivals net of their financing.
5) Fleet Cash cost includes Finance lease amortization, interest on finance leases and operating lease payments (Excluding Non-fleet lease liabilities). Calculation can be found on page 17.

1Q 2026 Results

LATAM Airlines Group S.A.
Consolidated Balance Sheet Indicators (in thousands of US Dollars)

	As of March 31,	As of December 31,
	2026	2025

Total Assets	18,709,197	17,640,891
Total Liabilities	16,782,494	16,303,689
Total Equity*	1,926,703	1,337,202
Total Liabilities and Shareholders' equity	18,709,197	17,640,891

Fleet lease liabilities	3,763,507	3,574,031
Fleet financial debt	1,748,892	1,696,566
Total Fleet Debt	5,512,399	5,270,597
Total Non-Fleet Debt (includes non-fleet lease liabilities and non-fleet financial debt)	2,885,659	2,817,929
Total Gross Debt	8,398,058	8,088,526
Cash, cash equivalents and liquid investments	(2,540,752)	(2,150,113)
Total Net Debt	5,857,306	5,938,413
*Includes non-controlling interest.

LATAM Airlines Group S.A.
Main Financial Ratios

	As of March 31,	As of December 31,
	2026	2025

Cash, cash equivalents and liquid investments	2,540,752	2,150,113
Revolving Credit Facilities (RCF)	1,575,000	1,575,000
Liquidity (US$ thousands)	4,115,752	3,725,113
Liquidity as % of LTM revenues	27.0%	25.7%

Gross Debt (US$ thousands)	8,398,058	8,088,526
Gross Debt / Adjusted EBITDA (LTM)	1.9x	2.0x

Net Debt (US$ thousands)	5,857,306	5,938,413
Net Debt / Adjusted EBITDA (LTM)	1.3x	1.5x

Note: Adjusted EBITDA (LTM) refers to Adjusted EBITDA (Last Twelve Months) (US$ thousands). For the ratios as of March 31, 2026, and December 31, 2025, it is calculated using the last twelve months as of March 31, 2026 (US$4,443,6952) and the full twelve months in 2025 (US$4,091,049).
2

1Q 2026 Results

LATAM Airlines Group S.A.
Consolidated Fleet

	As of March 31, 2026
	Aircraft on Property, Plant & Equipment	Aircraft on Right of Use under IFRS16	Total

Passenger Aircraft
Boeing 767-300ER	9	—	9
Boeing 777-300ER	10	—	10
Boeing 787-8	6	4	10
Boeing 787-9	2	26	28
Airbus A319-100	11	28	39
Airbus A320-200	86	49	135
Airbus A320-Neo	8	44	52
Airbus A321-200	30	19	49
Airbus A321-Neo	5	15	20
TOTAL	167	185	352

Short-term leases
Airbus A330-200	—	3	3
TOTAL	—	3	3

Cargo Aircraft
Boeing 767-300F	19	1	20
TOTAL	19	1	20

TOTAL FLEET	186	189	375

Note: This table includes 1 Boeing 767-300F that was reclassified from Property, Plant and Equipment to Assets Held for Sale.

1Q 2026 Results

LATAM Airlines Group S.A.
Reconciliation of Reported Amounts to Non-GAAP Items (in thousands of US Dollars)

LATAM Airlines Group S.A. ("LATAM" or "the Company") prepares its financial statements under “International Financial Reporting Standards” (“IFRS”) as issued by the IASB, however, for ease of presentation and comparison, the Income Statement in this report is presented in an Adapted by Nature Format. On some occasions, adjustments to these Income Statement figures are made for Special Items. These adjustments to include or exclude special items allows management an additional tool to understand and analyze its core operating performance and allow for more meaningful comparison in the industry. Therefore, LATAM believes these non-GAAP financial measures, derived from the consolidated financial statements but not presented in accordance with IFRS, may provide useful information to investors and others. In this table, you can find a reconciliation of the IFRS and the Adapted by Nature Format as LATAM reports its Income Statement in this earnings release for ease of comparison and further disclosure, as well as the adjustments made for Special Items.

These non-GAAP items may not be comparable to similarly titled non-GAAP items of other companies and should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. The tables below show these reconciliations:

	For the three month period ended March 31,
	2026	2025	% Change

Cost of sales	(2,803,375)	(2,399,882)	16.8%
Distribution costs	(166,853)	(135,030)	23.6%
Administrative expenses	(216,045)	(191,777)	12.7%
Other expenses	(146,184)	(131,520)	11.1%
Other gains/(losses)	(7,012)	5,903	(218.8%)
TOTAL OPERATING EXPENSES	(3,339,469)	(2,852,306)	17.1%
Other gains/(losses)	7,012	(5,903)	(218.8%)
Adjustments for Corporate Incentive Plan	4,188	20,839	(79.9%)
Aircraft rentals expense	—	—	n.m
ADJUSTED TOTAL OPERATING EXPENSES	(3,328,269)	(2,837,370)	17.3%

TOTAL OPERATING EXPENSES	(3,339,469)	(2,852,306)	17.1%
Aircraft fuel expenses	1,036,940	973,963	6.5%
Operating Expenses (Ex-Fuel)	(2,302,529)	(1,878,343)	22.6%
ASKs (millions)	45,539	41,257	10.4%
CASK (Ex-Fuel)	(5.1)	(4.6)	11.1%

ADJUSTED TOTAL OPERATING EXPENSES	(3,328,269)	(2,837,370)	17.3%
Aircraft fuel expenses	1,036,940	973,963	6.5%
Adjusted Operating Expenses (Ex-Fuel)	(2,291,329)	(1,863,407)	23.0%
ASKs (millions)	45,539	41,257	10.4%
ADJUSTED CASK Ex-Fuel (US$ cents)	(5.0)	(4.5)	11.4%

Operating lease payments	(192,475)	(156,528)	23.0%
Interest on finance leases	(20,103)	(16,355)	22.9%
Finance lease amortization	(61,796)	(67,223)	(8.1%)
Non-fleet lease liabilities	12,495	10,105	23.7%
FLEET CASH COSTS	(261,879)	(230,001)	13.9%

NET INCOME/(LOSS)	577,691	356,637	62.0%
Income Taxes	52,811	7,606	594.3%
Interest Expense	164,006	151,725	8.1%
Interest Income	(36,991)	(33,057)	11.9%
Depreciation and Amortization	492,256	388,902	26.6%
EBITDA	1,249,773	871,813	43.4%
Other gains/(losses)	7,012	(5,903)	(218.8%)
Foreign exchange gains/(losses)	54,146	75,145	(27.9%)
Results of indexation units	(340)	239	(242.3%)
Adjustments for Corporate Incentive Plan	4,188	20,839	(79.9%)
ADJUSTED EBITDA	1,314,779	962,133	36.7%

1Q 2026 Results

	For the three month period ended March 31,
	2026	2025	% Change

Purchases of property, plant and equipment	(319,981)	(370,271)	(13.6)%
Purchases of intangible assets	(25,038)	(25,105)	(0.3)%
Reconciled by:
Leased Maintenance Capitalizations	(83,079)	(32,306)	157.2%
Capital raised for fleet related financing	114,000	49,500	(56.6)%
Financing of Pre delivery payments	—	—	n.m
Recoveries of credits and Guarantee deposit received from assets	23,591	14,129	(40.1)%
Insurance recovery	—	—	n.m
TOTAL CAPEX NET OF FINANCING	(290,507)	(364,053)	(20.2%)

Net income attributable to owners of the parent company	575,989	355,288	62.1%
Weighted average number of shares, diluted	574,219,895	604,441,789	(5.0%)
DILUTED EARNINGS PER SHARE (US$)	0.00100	0.00059	70.7%
DILUTED EARNINGS PER ADS (US$)	2.01	1.18	70.7%